March 17, 2017

VIA EDGAR TRANSMISSION

David Lin, Staff Attorney

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4720

Washington, DC 20549

Re:                           MainSource Financial Group, Inc.

Registration Statement on Form S-4 (File No. 333-215916)

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MainSource Financial Group, Inc. (the “Company”), hereby respectfully requests that its Registration Statement on Form S-4 filed on February 6, 2017 (File No. 333-215916), as amended on March 8, 2017 and March 16, 2017 (the “Registration Statement”), be declared effective at 5:00 p.m. Eastern Time on March 17, 2016, or as soon thereafter as practicable.

Please contact Larry C. Tomlin of SmithAmundsen, LLC, at (317) 464-4122 with any questions you may have concerning this request. In addition, please notify Mr. Tomlin when this request for acceleration has been granted.

Sincerely,

MAINSOURCE FINANCIAL GROUP, INC.

/s/ Karen B. Woods

Karen B. Woods
EVP Corporate Counsel & Chief Risk Officer